March 2, 2010

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20249

Attention:	Stephen Krikorian Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	VOIS, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 23, 2010 File No. 000-33035

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed December 23, 2010

File No. 000-33035

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 10, 2011. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 20

1.

Please tell us how you considered Item 308T(a)(4) of Regulation S-K. In this regard, we note that your disclosures do not include a statement that the annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.

Response:  The Company did not consider Item 308T(a)(4) of Regulation S-K as it was under the understanding that these temporary rules had lapsed on September 21, 2010 in accordance with SEC Release No. 33-9142.  In addition, in accordance with Section 989G of the Dodd-Frank Act, as the Company is neither a large accelerated filer nor an accelerated filer, it is not required to provide the information required by Section 308(a)(4) of Regulation S-K.

8709 Hunters Green Dr., Ste 300 Tampa, Fl 33647	Tel: 813-907-2999

Financial Statements

General

2.

Please explain to us why you have not provided "audited" cumulative data for the period May 19, 2000 (inception) through September 30, 2010. In this regard, auditor association with cumulative data is required on an annual basis as long as you are in the development stage. We also note that your audit report refers to a predecessor auditor. Please note that if your current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor's report and consent are required to be included in the filing. See Rule 2-05 of Regulation S-X.

Response:  The Company has been advised by its auditor, Sherb & Co. LLP that they will re-issue an audit report that covers the cumulative data for periods prior to their retention.  The Company will amend our Form 10-K for the fiscal year ended September 30, 2010 as soon as is practical to include the re-issued report and to reflect that the cumulative data for the period May 19, 2000 (inception) through September 30, 2010 is audited.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (813) 907-2999 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ William Marginson
William Marginson

cc:	Joseph D’Arelli, Partner, Sherb and Co., LLP James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

8709 Hunters Green Dr., Ste 300 Tampa, Fl 33647	Tel: 813-907-2999